Commission File Number: 001-40155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transaction Period ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Cosan S.A.

Full Name of Registrant

N/A

Former Name if Applicable

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

Address of Principal Executive Office (Street and number)

São Paulo – SP, 04538-132, Brazil

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Cosan S.A. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for its fiscal year ended December 31, 2023 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense, for the reasons set forth below.

As previously disclosed by the Company on a current report on Form 6-K furnished on March 25, 2024, the Company’s audited consolidated financial statements for the year ended December 31, 2023 will not be completed within the prescribed timeframe strictly due to the date on which the Company’s new independent public accounting firm, BDO RCS Auditores Independentes -Sociedade Simples Ltda (“BDO”), began its audit of the Company, and the number of entities that need to be audited as part of a consolidated audit of the Company. Therefore, the Company requires additional time for BDO to complete its audit of the Company’s financial statements for the fiscal year ended December 31, 2023. The Company is working with BDO towards completing the necessary audit in order to file its Annual Report as soon as possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Rodrigo Araujo Alves – Chief Financial and Investor Relations Officer	+55 (11)	3897-9797
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended December 31, 2023 will reflect significant changes from our results of operations for the year December 31, 2022. While we have not completed our audited consolidated financial statements, we expect that any significant changes in our results of operations in the year ended December 31, 2023 as compared to our results of operations for the year ended December 31, 2022 will be consistent with those disclosed in the convenience translation into English of our consolidated financial information for the year ended December 31, 2023 filed with the Brazilian Securities Commission Brazilian Securities Commission (Comissão de Valores Mobiliários), which we furnished on a current report on Form 6-K on April 29, 2024 (at 07:03:49 a.m. Eastern Time).

Cosan S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial and Investor Relations Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).